EXHIBIT 20

                 COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                          ROHM AND HAAS COMPANY
                        SECOND QUARTER REPORT 1994

                            ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
- - --------------------------------------------------------------------------------
                               Second Quarter                   Six Months
                           -----------------------      -----------------------
                                           Percent                      Percent
                           1994    1993    Change        1994    1993*  Change
                           -----------------------      -----------------------
Net sales                  $ 944   $ 884      7         $1,800  $1,710     5
Net earnings                  95      63     51            162     121    34
Net earnings per
   common share            $1.37   $ .90     52         $ 2.33  $ 1.73    35
- - -------------------------------------------------------------------------------
*Net earnings are before a charge of $19 million for the cumulative effect of adopting a new accounting standard for postemployment benefits, effective
 January 1, 1993.

SALES BY BUSINESS GROUP
Millions of Dollars

      Agricultural Chemicals $133
            Plastics $158
                  Performance Chemicals $206
                        Polymers, Resins and Monomers $447

                         ID: GRAPHIC (STACKED BAR CHART)

SALES BY CUSTOMER LOCATION
Millions of Dollars

      Latin America $57
            Pacific $124
                  Europe $221
                        North America $542

                         ID: GRAPHIC (STACKED BAR CHART)

                            CHAIRMAN'S LETTER

Rohm and Haas reported earnings for the second quarter of $95 million.

Favorable external conditions and hard work throughout the organization resulted in higher unit volumes, higher sales and smooth manufacturing operations. Both Polymers, Resins and Monomers (PRM) and Plastics reported double-digit unit volume growth. The company also began to see the benefit of productivity improvements being put in place throughout Rohm and Haas to control selling, administrative and research costs. The most notable of these is in research, where costs were down 11 percent from the same period a year ago.

Happily, there was a decline in another important number during the quarter -- the number of employee injuries.

With half the year now behind us, it is clear that Rohm and Haas earnings will be substantially above the $126 million reported for 1993, and may even exceed the $230 million record earnings reported for 1988. However, the outlook for the rest of the year is not entirely rosy. We have experienced increases in our costs for propylene, ammonia, methanol, acetone and styrene. We will have to raise prices for certain product lines to limit the impact these raw material price increases will have during the rest of this year.

In order to deliver the financial performance our shareholders have a right to expect, we must continue to grow the company, satisfy customers and hold down costs. Our second quarter results reflect advances in all three areas, but we know that more progress is necessary to improve our competitive standing within the industry.

(J. LAWRENCE WILSON)
J. Lawrence Wilson                                         August 10, 1994
Chairman

                    MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER 1994 VERSUS
SECOND QUARTER 1993

Second quarter 1994 earnings were $95 million, up 51% from last year's earnings of $63 million. Earnings per common share were $1.37, up 52% from 90 cents reported in the 1993 period. The prior-year period included a net after-tax charge of $5 million related to asset writedowns, net of a gain on the sale of Supelco. Absent these non-recurring items, earnings increased 40%. Sales of $944 million were 7% higher, compared with the prior-year period. Volume increased 9% with the strongest improvements in the Polymers, Resins and Monomers and Plastics business groups. The increase in earnings reflects the benefit of higher volumes and smooth plant operations. Selling prices were slightly below the prior-year period and raw material costs were flat.

Polymers, Resins and Monomers (PRM) earnings were $56 million, up 44% from the prior-year period. Sales increased 9% and volume was up 11%. Businesses with good volume increases included architectural coatings, industrial coatings, adhesives and construction products. Earnings also benefited from high production volumes.

Plastics reported earnings of $15 million, up $8 million compared to 1993, excluding a $16 million after-tax charge in 1993 for asset writedowns. Volume increased 10% and sales were up 8%. PVC additives had strong volume growth in North America and Europe. AtoHaas North America reported volume increases for all product lines. AtoHaas Europe reported breakeven results, a significant improvement compared to the prior-year period.

Performance Chemicals recorded earnings of $15 million, up $5 million compared to last year's earnings, excluding the 1993 gain on the sale of Supelco.
Sales increased 7% on 5% higher volume, excluding Supelco. Strong volume growth was reported by Biocides in North America and Electronic Chemicals in North America and Europe. Ion Exchange Resins had volume growth in North America and Europe, but continued depressed selling prices and inventory writedowns impacted this business adversely.

Agricultural Chemicals earnings of $19 million were down 14% from the second quarter of 1993. Volume declined 3% and sales were flat, due to lower selling prices and reduced sales of Dithane caused by increased competition in Europe and reduced spending by growers in Latin America.

North American region earnings were $62 million, up 44% from the prior-year period, excluding an after-tax gain in 1993 of $11 million from the sale of Supelco. Sales and volume increased 9%. Increased volume and reduced operating costs contributed to the higher earnings.

European region earnings were $27 million, compared with $6 million in 1993. The results in 1993 included an after-tax charge of $16 million related to asset writedowns. Excluding this non-recurring charge, earnings increased 23%. Sales grew 4% reflecting 11% higher volume and 3% weaker European currencies.

Pacific region earnings of $11 million were up 38% compared to the second quarter of 1993. Sales and volume were up 7% on the strength of the PRM and Plastics business groups. Higher earnings also reflected the effect of a 9% stronger Yen.

Latin America posted earnings of $5 million, flat compared to the prior-year period. Sales were unchanged from the second quarter of 1993. Improved results in Colombia and Mexico were offset by reduced sales in Brazil due to uncertainty regarding the new economic reforms.

Net sales were $944 million, up 7% from last year's results on a 9% volume increase. The second quarter gross profit margin increased to 37% from 35% in 1993 due to higher volumes and smooth plant operation.

Selling, administrative and research expenses declined 2%, reflecting productivity improvements implemented to control costs. Interest expense increased $3 million due to lower capitalization of interest expense as part of construction in progress. Affiliate earnings were $1 million, a significant improvement from the $2 million loss reported last year, primarily due to reduced losses from the AtoHaas affiliates. Other expense, net, was down $4 million from 1993. The prior-year period included costs for cancelling construction of a plastics facility in England, net of a gain on the sale of Supelco.

SIX MONTHS 1994 VERSUS
SIX MONTHS 1993

Earnings for the first six months were $162 million, up 34% from last year's earnings of $121 million (before cumulative effect of an accounting change for postemployment benefits). Earnings per common share were $2.33, up 35% compared with the 1993 period. The 1993 period included a net charge of $5 million for unusual items. Absent these unusual items, earnings increased 29%. Net sales of $1,800 million were 5% higher than 1993. Volume grew 8% and raw material costs were 2% lower compared to the prior year. Earnings also benefited from smooth plant operations and improved affiliate results.

Polymers, Resins and Monomers earnings of $92 million were up 24% from 1993. Sales increased 7% and volume increased 10%, with significant gains in the industrial coatings, architectural coatings, adhesives, and construction products businesses. Raw material costs continued to be lower than the prior year and plants ran smoothly.

Plastics recorded earnings of $30 million compared to $15 million in 1993, excluding a 1993 after-tax charge of $16 million related to asset writedowns. Volume increased 11% and sales were up 8%, reflecting lower selling prices caused by competitive pricing to maintain market share. Additives used in PVC and engineering resins experienced good volume growth in the North American, European and Pacific regions. AtoHaas North America reported increased volume for all product lines. AtoHaas Europe reported significantly reduced losses compared to 1993.

Performance Chemicals reported earnings of $26 million, $9 million higher than last year's earnings, excluding the 1993 gain on the sale of Supelco. Volume increased 4% and sales rose 6%, excluding Supelco. Earnings improved due to volume increases, a more favorable product mix and the strengthening of the Yen. The Ion Exchange Resins business continued to suffer from depressed pricing due to intense competition and higher operating costs due to low manufacturing volumes.

Agricultural Chemicals earnings were $37 million, down 8% versus 1993. Sales increased 2% though volume was flat, due to a more favorable product mix. Intense competition, higher raw material costs and increased research expense resulted in lower earnings.

North American region earnings were $105 million, 25% higher than the prior-year period, excluding the 1993 after-tax gain of $11 million from the sale of Supelco. Sales grew 7% on 10% higher volume, excluding Supelco. All businesses contributed to the volume increase. Smooth plant operations and lower raw material costs also contributed to the earnings increase.

European earnings of $49 million were 23% higher compared to 1993 results, excluding the 1993 after-tax charge of $16 million for asset writedowns. Sales increased 3%, reflecting an 11% volume increase and weaker European currencies.

Pacific region earnings were $22 million, $9 million higher than 1993. Sales increased 9% on 7% higher volume, excluding Supelco. Strong volume increases were recorded by the Polymers and Resins and Plastics Additives businesses. An 11% stronger Yen was a major factor in the earnings performance.

Latin America posted earnings of $9 million, flat compared to 1993. Sales were unchanged from the prior year and volume increased 1%. Uncertainty in Brazil regarding economic reforms and cost pressures on growers in Costa Rica offset the benefit of volume increases in Colombia and Mexico.

Net sales of $1,800 million were 5% higher compared to last year's results on a 9% volume increase, excluding Supelco. The gross profit margin for the first six months was 37% compared to 36% in the prior period. Volume increases and smooth plant operations were the main contributors to the margin improvement.

Selling, administrative and research expenses were down 1% compared to 1993, reflecting the benefit of productivity improvements. Interest expense of $26 million was $3 million higher than last year due to lower capitalization of interest as part of construction in progress. Affiliate earnings of $1 million reflect a substantial improvement from the losses reported in 1993, primarily due to improved results from the AtoHaas affiliates. Other expense, net, was flat compared to the prior-year period.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

On June 29, 1994 the company completed the previously announced acquisition of Monsanto's worldwide pyridine family of chemistry and a new fungicide. The purchase price will be paid in equal installments over a four-year period.
The assets acquired included a manufacturing facility, inventory and patents.

At the end of the quarter, cash and cash equivalents totaled $19 million, down $16 million from the 1993 year-end balance. Customer receivables were up $228 million during the first six months, reflecting higher sales and a normal seasonal pattern. Inventories increased $36 million, mainly due to inventories acquired from Monsanto as described above. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 47% at the end of June, compared with 48% at year-end 1993.

Fixed asset additions during the first half of 1994 totaled $122 million, including the manufacturing facility acquired from Monsanto. Spending for the full year is estimated to be less than $350 million, and includes expenditures for capacity expansion for acrylic acid at Houston, Texas, a new research laboratory building at Bristol, Pennsylvania and a new biocides production facility at Bayport, Texas.

On July 25, 1994, the board of directors approved a 6% increase in the quarterly dividend on common shares from 35 cents to 37 cents per share. The board also declared a regular quarterly dividend of $.6875 per preferred share. Both dividends are payable September 1, 1994, to stockholders of record on August 5, 1994.

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                   ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION (Millions of dollars)
- - -------------------------------------------------------------------------------
SECOND QUARTER 1994 AND 1993
- - -------------------------------------------------------------------------------

          Polymers,
         Resins and                   Performance   Agricultural
          Monomers      Plastics       Chemicals      Chemicals        Total
        -----------    -----------    -----------   ------------    ------------
        1994   1993    1994   1993    1994   1993    1994   1993    1994   1993
- - ------- -----------    -----------    -----------   ------------    ------------
North
America $320   $293    $ 92   $ 84    $ 89   $ 85    $ 41   $ 37    $542   $499
- - ------- -----------    -----------    -----------   ------------    ------------
Europe    68     62      50     46      55     54      48     50     221    212
- - ------- -----------    -----------    -----------   ------------    ------------
Pacific   35     32      10      9      56     52      23     23     124    116
- - ------- -----------    -----------    -----------   ------------    ------------
Latin
America   24     23       6      7       6      5      21     22      57     57
- - ------- -----------    -----------    -----------   ------------    ------------
Total   $447   $410    $158   $146    $206   $196    $133   $132    $944   $884
- - ------- -----------    -----------    -----------   ------------    ------------


FIRST SIX MONTHS 1994 AND 1993

North
America $592   $550    $183   $168    $171   $171    $ 74   $ 74  $1,020 $  963
- - ------- -----------    -----------    -----------   ------------  --------------
Europe   128    119      97     90     107    107      98    100     430    416
- - ------- -----------    -----------    -----------   ------------  --------------
Pacific   68     61      19     16     104     99      51     47     242    223
- - ------- -----------    -----------    -----------   ------------  --------------
Latin
America   46     47      11     12      11     11      40     38     108    108
- - ------- -----------    -----------    -----------   ------------  --------------
Total   $834   $777    $310   $286    $393   $388    $263   $259  $1,800 $1,710
- - ------- -----------    -----------    -----------   ------------  --------------

6

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PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
- - -------------------------------------------------------------------------------
                                 Percent        CUSTOMER             Percent
BUSINESS GROUP                   Change         LOCATION             Change
- - -------------------------------------------------------------------------------
Polymers, Resins and Monomers      11           North America           9
Plastics                           10           Europe                 11
Performance Chemicals               1           Pacific                 7
Agricultural Chemicals             (3)          Latin America           1
- - -------------------------------------------------------------------------------
Worldwide                           9           Worldwide               9
- - -------------------------------------------------------------------------------




CURRENT SIX MONTHS RELATIVE TO YEAR-EARLIER SIX MONTHS
- - -------------------------------------------------------------------------------
                                 Percent        CUSTOMER             Percent
BUSINESS GROUP                   Change         LOCATION             Change
- - -------------------------------------------------------------------------------
Polymers, Resins and Monomers      10           North America           9
Plastics                           11           Europe                 11
Performance Chemicals              (4)          Pacific                 6
Agricultural Chemicals             --           Latin America           1
- - -------------------------------------------------------------------------------
Worldwide                           8           Worldwide               8
- - -------------------------------------------------------------------------------

                   ROHM AND HAAS COMPANY AND SUBSIDIARIES

NET EARNINGS** BY BUSINESS GROUP AND CUSTOMER LOCATION
- - -------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                   ---------------------   --------------------
                                      1994       1993         1994       1993
                                   --------------------------------------------
BUSINESS GROUP                                (Millions of dollars)
                                   --------------------------------------------
Polymers, Resins and Monomers          $56        $39         $ 92       $ 74
Plastics                                15         (9)          30         (1)
Performance Chemicals                   15         21           26         28
Agricultural Chemicals                  19         22           37         40
Corporate                              (10)       (10)         (23)       (20)
- - ---------------------------------------------------------   -------------------
      Total                            $95        $63         $162       $121
- - ---------------------------------------------------------   -------------------
CUSTOMER LOCATION
North America                          $62        $54         $105       $ 95
Europe                                  27          6           49         24
Pacific                                 11          8           22         13
Latin America                            5          5            9          9
Corporate                              (10)       (10)         (23)       (20)
- - ---------------------------------------------------------   -------------------
      Total                            $95        $63         $162       $121
- - ---------------------------------------------------------   -------------------
Corporate includes non-operating items such as interest income and expense.




ANALYSIS OF CHANGE IN PER-SHARE EARNINGS**
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
- - ----------------------------------------------------------------------
                                                    $/Share
                                                  (after-tax)
                                         -----------------------------
                                            SECOND            FIRST
GROSS PROFIT                               QUARTER         SIX MONTHS
                                         ------------    --------------
Selling prices*                            $(.16)            $(.70)
Physical volume and product mix              .33               .71
Raw material costs*                           --               .07
Other manufacturing costs*                   .21               .46
- - -----------------------------------------------------    ---------------
     Increase in gross profit                .38               .54
- - -----------------------------------------------------    ---------------
OTHER CAUSES
Selling, administrative and
   research expenses*                        .03               .05
Share of affiliate earnings (losses)         .04               .09
Other                                        .02              (.08)
- - -----------------------------------------------------    ---------------
     Increase from other causes              .09               .06
- - -----------------------------------------------------    ---------------
Increase in per-share earnings             $ .47             $ .60
- - -----------------------------------------------------    ---------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

**Net earnings and earnings per share for the six months ended June 30, 1993 are before a charge of $19 million for the cumulative effect of adopting a new accounting standard for postemployment benefits, effective
  January 1, 1993.

8

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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS (Subject to Year-end Audit)
- - -------------------------------------------------------------------------------
                                       Quarter Ended         Six Months Ended
                                          June 30,               June 30,
                                ------------------------   --------------------
                                    1994        1993          1994       1993*
                                -----------------------------------------------
CURRENT EARNINGS                (Millions of dollars, except per share amounts)
                                -----------------------------------------------
Net sales                         $   944     $   884        $ 1,800   $ 1,710
Cost of goods sold                    593         572          1,132     1,098
- - --------------------------------------------------------   --------------------
Gross profit                          351         312            668       612

Selling and administrative
   expense                            147         144            291       289
Research and development
   expense                             47          53             94       101
Interest expense                       14          11             26        23
Share of net earnings (losses)
   of affiliates                        1          (2)             1        (5)
Other expense, net                      1           5              7         7
- - --------------------------------------------------------   --------------------
Earnings before income taxes          143          97            251       187
Income taxes                           48          34             89        66
- - --------------------------------------------------------   --------------------
Earnings before cumulative
   effect of accounting change         95          63            162       121
Cumulative effect of accounting
   change                              --          --             --       (19)
- - --------------------------------------------------------   --------------------
NET EARNINGS                      $    95     $    63        $   162   $   102
Less preferred stock dividends          2           2              4         4
- - --------------------------------------------------------   --------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS            $    93     $    61        $   158   $    98
- - --------------------------------------------------------   --------------------

PER COMMON SHARE:
Earnings before cumulative
   effect of accounting change    $  1.37     $   .90        $  2.33   $  1.73
Cumulative effect of accounting
   change                              --          --             --       (28)
                                ------------------------   --------------------
Net earnings                      $  1.37     $   .90        $  2.33   $  1.45
                                ------------------------   --------------------

Common dividends                  $   .35     $   .33        $   .70   $   .66

Average number of common shares
   outstanding (000's)             67,721      67,622         67,696    67,602
- - --------------------------------------------------------   --------------------
*Restated to reflect adoption of a new accounting standard for postemployment benefits in the third quarter of 1993, effective January 1, 1993.
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Subject to Year-end Audit)
- - -------------------------------------------------------------------------------
                                                             Six Months Ended
                                                                 June 30,
                                                         ----------------------
                                                            1994        1993*
                                                         ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES                      (Millions of dollars)
                                                         ----------------------
Net earnings                                               $ 162        $ 102
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Cumulative effect of accounting change, net of tax      --           19
      Depreciation                                           114          108
      Deferred income taxes                                   31           35
      Accounts receivable                                   (221)        (194)
      Inventories                                            (36)           3
      Accounts payable                                         3          (15)
      Gain on disposition of facilities and investments       --          (19)
      Provision for writedown of plant assets                 --           24
      Other working capital changes, net                      48          (38)
      Other, net                                              12           38
- - -------------------------------------------------------------------------------
      Net cash provided by operating activities              113           63
- - -------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment                  (122)        (184)
Proceeds from the sale of facilities and investments           3           58
Collection of note receivable                                 --           23
- - -------------------------------------------------------------------------------
      Net cash used by investing activities                 (119)        (103)
- - -------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                      34           88
Repayments of long-term debt                                  (6)         (99)
Net change in short-term borrowings                           (3)          58
Payment of dividends                                         (50)         (47)
Other, Net                                                    14            5
- - -------------------------------------------------------------------------------
      Net cash provided (used) by financing activities       (11)           5
- - -------------------------------------------------------------------------------
      Effect of exchange rate changes on cash                  1           --
- - -------------------------------------------------------------------------------
      NET DECREASE IN CASH AND CASH EQUIVALANTS            $ (16)       $ (35)
- - -------------------------------------------------------------------------------
*Restated to reflect adoption of a new accounting standard for postemployment benefits in the third quarter of 1993, effective January 1, 1993.
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Subject to Year-end Audit)
- - -------------------------------------------------------------------------------
                                           JUNE 30,   December 31,   June 30,
                                             1994         1993         1993*
                                        ---------------------------------------
ASSETS                                            (Millions of dollars)
                                        ---------------------------------------
Current assets:
   Cash and cash equivalents                $   19       $   35      $   56
   Receivables, net                            825          604         735
   Inventories (note d)                        430          394         426
   Prepaid expenses and other assets           168          167         183
- - -------------------------------------------------------------------------------
      Total current assets                   1,442        1,200       1,400
- - -------------------------------------------------------------------------------
Land, buildings and equipment                3,819        3,696       3,585
Less accumulated depreciation                1,930        1,827       1,777
- - -------------------------------------------------------------------------------
      Net land, buildings and equipment      1,889        1,869       1,808
- - -------------------------------------------------------------------------------
Other assets                                   452          455         457
- - -------------------------------------------------------------------------------
                                            $3,783       $3,524      $3,665
- - -------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                            $   90       $   83      $  114
   Accounts payable and accrued
      liabilities                              619          615         523
   Accrued income taxes                         52            3          59
- - -------------------------------------------------------------------------------
      Total current liabilities                761          701         696
- - -------------------------------------------------------------------------------
Long-term debt                                 722          690         739
Other liabilities                              734          692         741

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note e)                           135          136         136
   Common stock: shares issued--78,652,380     197          197         197
   Additional paid-in capital                  151          150         149
   Retained earnings                         1,556        1,444       1,489
- - -------------------------------------------------------------------------------
                                             2,039        1,927       1,971
   Less: Treasury stock (note f)               319          323         323
   Less: ESOP shares                           159          163         166
   Other equity adjustments                      5           --           7
- - -------------------------------------------------------------------------------
      Total stockholders' equity             1,566        1,441       1,489
- - -------------------------------------------------------------------------------
                                            $3,783       $3,524      $3,665
- - -------------------------------------------------------------------------------
*Restated to reflect adoption of a new accounting standard for postemployment benefits in the third quarter of 1993, effective January 1, 1993. Additionally certain items have been reclassified to conform with current financial statement presentation.
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- - -------------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1993.

(B) The company is a named party in various government enforcement and private actions associated with former waste disposal sites. The amounts charged to earnings before tax for environmental remediation were $8 million and $7 million for the six months ended June 30, 1994, and 1993, respectively. At June 30, 1994, the reserves for remediation were $189 million and probable insurance recoveries were $72 million.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)
                                   JUNE 30,    Dec. 31,     June 30,
                                     1994        1993         1993
                                   --------    --------     --------
Finished products and
    work in process                  $323        $297         $322

Raw materials and
    supplies                          107          97          104
                                     ----        ----         ----
Total inventories                    $430        $394         $426
                                     ----        ----         ----

(E) The number of preferred shares issued and outstanding were:

    June 30, 1994                     2,700,963
    December 31, 1993                 2,719,803
    June 30, 1993                     2,722,074

(F) The number of common treasury shares were:

    June 30, 1994                    10,905,772
    December 31, 1993                11,007,436
    June 30, 1993                    11,020,343




Dithane is a trademark of Rohm and Haas Company.

12

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                          APPENDIX TO EXHIBIT 20

             (Pursuant to Part 232.304(a) of Regulation S-T)

   Graphic                            Description/Cross Reference
- - --------------            --------------------------------------------------

Cover                     Company name with enlarged number 2

Stacked Bar               Description included in introduction to Exhibit 20
Charts                    (not incorporated by reference)